SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                _________________

                                  Schedule 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                            ATX Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0021113106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d - 1(b)
                           |X|      Rule 13d - 1(c)
                           |_|      Rule 13d - 1(d)




                                Page 1 of 6 Pages

--------------------
CUSIP No. 0021113106                   13G                     Page 2 of 6 Pages
--------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      DEBRA BURUCHIAN
      --------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    |_|
                                                                      (b)    |_|

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW JERSEY
      --------------------------------------------------------------------------
                           5        SOLE VOTING POWER
NUMBER OF
SHARES                              3,279,823
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   6        SHARED VOTING POWER
EACH                                0
REPORTING                  -----------------------------------------------------
PERSON                     7        SOLE DISPOSITIVE POWER
WITH
                                    3,279,823
                           -----------------------------------------------------
                           8        SHARED DISPOSITIVE POWER

                                    0
                           -----------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,387,880 (1)
                           -----------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                               |_|


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    11.26%(2)
                           -----------------------------------------------------

12    TYPE OF REPORTING PERSON

                                    IN
                           -----------------------------------------------------

     (1) Includes: (i) 33,057 shares of common stock of ATX Communications, Inc. ("Common Stock") held by the Reporting Person's minor child, (ii) options to purchase 50,250 shares of Common Stock which are currently exercisable and (iii) options to purchase 24,750 shares of Common Stock which are not currently exercisable. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor child, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

     (2) Based upon 30,000,054 shares of Common Stock outstanding on September 30, 2002, as reported by the Issuer in its report filed with the Securities and Exchange Commission on November 14, 2002, on Form 10-Q for the quarter ended September 30, 2002.

--------------------
CUSIP No. 0021113106                   13G                     Page 3 of 6 Pages
--------------------


Item 1(a).        Name of Issuer:

                  ATX Communications, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  50 Monument Road, Bala Cynwyd, PA  19004

Item 2(a).        Name of Person Filing:

                  Debra Buruchian

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Debra Buruchian c/o ATX Communications, Inc.,
                  50 Monument Road, Bala Cynwyd, PA 19004

Item 2(c).        Citizenship:

                  Pennsylvania

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  0021113106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) |_| Broker or dealer registered under Section 15 of the
                          Exchange Act;
                  (b) |_| Bank as defined in Section 3(a)(6) of the Exchange
                          Act;
                  (c) |_| Insurance company as defined in Section 3(a)(19) of
                          the Exchange Act;
                  (d) |_| Investment company registered under Section 8 of the
                          Investment Company Act;
                  (e) |_| An investment adviser in accordance with Rule
                          13-d(b)(1)(ii)(E);
                  (f) |_| An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) |_| A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h) |_| A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act;
                  (i) |_| A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the
                         Investment Company Act;
                  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

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CUSIP No. 0021113106                   13G                     Page 4 of 6 Pages
--------------------

Item 4.           Ownership.

                  (a) Amount beneficially owned:

                           3,387,880(1)

                  (b) Percent of Class:

                           11.26%(2)

                  (c) Number of shares to which such person has:

                           (i) Sole power to vote or to direct the vote:

                                    3,279,823

                           (ii) Shared power to vote or to direct the vote:

                                    0

                           (iii) Sole power to dispose or to direct the
                                 disposition of:

                                    3,279,823

                           (iv) Shared power to dispose or direct the
                                disposition of:

                                    0

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of a Group.

                  Not applicable



(1) See Note 1 at the bottom of page 2 of this Schedule 13G.
(2) See Note 2 at the bottom of page 2 of this Schedule 13G.

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CUSIP No. 0021113106                   13G                     Page 5 of 6 Pages
--------------------


Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------
CUSIP No. 0021113106                   13G                     Page 6 of 6 Pages
--------------------


                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2003                   By: /s/ DEBRA BURUCHIAN
                                               ---------------------------------
                                                   DEBRA BURUCHIAN